Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 30, 2021

to

Prospectus dated November 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to provide an update regarding our financing arrangements; and

•	to disclose the resignation of Jack A. Markell from the board of directors.

Financing Arrangements

GS-1 Facility

On December 17, 2021, FS CREIT Finance GS-1 LLC, an indirect wholly owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc. (“we” or “us”), entered into an Eighth Amendment (the “Eighth Amendment”) to the Uncommitted Master Repurchase and Securities Contract Agreement (the “GS-1 Repurchase Agreement”), amending the GS-1 Repurchase Agreement dated January 26, 2018 with Goldman Sachs Bank USA as purchaser. The Eighth Amendment to the GS-1 Repurchase Agreement provides for, among other things, an increase to the maximum facility purchase price from $175 million to $250 million, the maximum amount permitted under the GS-1 Repurchase Agreement.

Resignation of Jack A. Markell from the Board of Directors

As a result of his confirmation as U.S. Ambassador to the Organization for Economic Cooperation and Development, Jack A. Markell will resign from our board of directors, effective December 31, 2021. Following Mr. Markell’s resignation, our board of directors will consist of eight directors: Michael C. Forman, Jeffrey Krasnoff, David J. Adelman, Ryan N. Boyer, James W. Brown, Karen D. Buchholz, Terence J. Connors and John A. Fry. Ms. Buchholz and Messrs. Boyer, Brown, Connors and Fry will serve as our independent directors. The resignation of Mr. Markell did not result from any disagreement relating to the Company’s operations, policies or practices.

Effective December 31, 2021, this supplement supplements and amends the section of the Prospectus entitled “Management—Board of Directors and Executive Officers” to state that our board of directors consists of eight directors, five of whom are considered independent directors and to remove Mr. Markell as an independent director. This supplement also supplements and amends the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” to remove reference to Mr. Markell as a beneficial owner.